Exhibit 10.4

EXHIBIT A

Execution Version

TENDER OFFER AGREEMENT

by and between

BORR DRILLING LIMITED

and

PARAGON OFFSHORE LIMITED

dated as of

February 21, 2018

i

Annex A	Certain Definitions

Annex B	List of Tendering Members

Annex C	Form of Offer to Purchase

Annex D	Rig Delivery Protocol

Annex E	Closing Payments
ii

TENDER OFFER AGREEMENT

This TENDER OFFER AGREEMENT (this “Agreement”), dated as of February 21, 2018, is by and between Borr Drilling Limited, a public limited company incorporated under the laws of Bermuda (“Purchaser”), and Paragon Offshore Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Purchaser and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, it is proposed that Purchaser shall commence a tender offer (the “Offer”) to acquire all of the outstanding shares, par value $0.001 per share (or beneficial interests therein), of the Company (the “Company Shares”) for the consideration and upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) (a) approved the execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement, (b) determined that the Offer is in the best interests of the Company and recommended that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer and (c) approved the acquisition by Purchaser of the Company Shares pursuant to the Offer for purposes of Section 49(a) of the Company Articles and Section 4.02(a) of the Shareholders’ Agreement (the “Company Board Recommendation”);

WHEREAS, as an inducement to and condition of Purchaser’s willingness to enter into this Agreement, prior to the entry of the Parties into this Agreement, each of the Company’s members set forth on Annex B (collectively, the “Tendering Members”), which Tendering Members collectively beneficially own 3,407,072 Company Shares representing approximately 67.90% of the outstanding Company Shares as of the date hereof, entered into individual Tender Support Agreements with Purchaser, pursuant to which, among other things, the Tendering Members have agreed to tender all Company Shares beneficially owned by such Tendering Members into the Offer; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE OFFER

Section 1.1          The Offer.

(a)           Terms and Conditions of the Offer.

(i)         Provided that this Agreement shall not have been terminated pursuant to Article VI, as promptly as practicable after the date hereof (but in no event more than five (5) Business Days after the date hereof), Purchaser shall commence the Offer to purchase any and all of the outstanding Company Shares.

(ii)         In the Offer, each Company Share accepted by Purchaser in accordance with the terms and subject to the conditions of the Offer and in compliance with applicable Law shall be exchanged for the right to receive, in each case subject to the other provisions of this Article I and subject to reduction for any applicable withholding taxes in respect thereof, without interest (collectively, the “Tender Offer Consideration”):

(1)        cash in an amount equal to US $42.28 per Company Share; plus

(2)        the right to receive from Purchaser cash in an amount equal to the Per Share Jindal Payable Amount, if any.

(iii)        The Offer shall be made by means of an Offer to Purchase, substantially in the form attached hereto as Annex C (the “Offer to Purchase”), that is disseminated to all of the holders of Company Shares. Purchaser shall use its reasonable best efforts to consummate the Offer, subject to the terms and conditions hereof and thereof.

(iv)        Purchaser’s rights and obligations to accept for payment or pay for any Company Shares that are validly tendered in the Offer and not withdrawn shall be subject only to the following conditions having been satisfied or waived by the Purchaser (collectively, the “Offer Conditions”):

(1)        the condition that, prior to the expiration of the Offer, there be validly tendered and not withdrawn in accordance with the terms of the Offer a number of Company Shares that, together with the Company Shares then owned by Purchaser (if any), equals at least 3,361,763 Company Shares, representing at least 67% of all then outstanding Company Shares;

(2)       the condition that any pre-closing approvals or clearances reasonably required under any applicable Antitrust Laws shall have been obtained and any applicable waiting periods under any applicable Antitrust Laws shall have expired or been terminated;

(3)        the condition that no Governmental Entity of competent jurisdiction shall have (A) enacted, issued or promulgated any Law that is in effect as of immediately prior to the expiration of the Offer, or (B) issued or granted any order or injunction that is in effect as of immediately prior to the expiration of the Offer, that, in each case, has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Offer;

(4)        the condition that the representations or warranties of the Company set forth in Article II shall be true and correct in all material respects as of the date of this Agreement and immediately prior to the Acceptance Time, except, in each case, to the extent a representation or warranty is made as of a specific date, then as of such date;

(5)        the condition that the Company shall have performed and complied in all material respects with its obligations under this Agreement that, by their terms, are to be performed or complied with by the Company prior to the Acceptance Time;

(6)        the condition that no Company Material Adverse Effect shall have occurred after the date of this Agreement and prior to the Acceptance Time;

(7)        the condition that the Company shall have completed all of the actions contemplated by the Prospector Rig Acquisition in accordance with Section 5.9 (it being agreed that the reference to the use of reasonable best efforts in such section does not apply to determine compliance with this condition);

(8)       the condition that the rig delivery protocol set forth in Annex D shall have been completed with respect to each of the Prospector Rigs and delivered to Purchaser immediately prior to the Acceptance Time and, as a result thereof, there shall have been no (A) adverse findings in respect thereof or (B) reporting requirement of the type described in paragraph (4) of Annex D in respect of any incident in respect of either Prospector Rig; and

(9)        the condition that this Agreement shall not have been terminated in accordance with Section 6.1.

(v)         In the event this Agreement is terminated pursuant to Section 6.1 prior to the Acceptance Time, Purchaser shall promptly terminate the Offer without accepting any Company Shares previously tendered and shall promptly return, and shall cause the transfer agent (or any other applicable agent) to promptly return, all tendered share certificates representing Company Shares to the holders thereof.

(b)          Waivers and Amendments. Purchaser expressly reserves the right to waive any of the conditions to the Offer, subject to applicable Laws; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company, Purchaser may not (i) waive any of the Offer Conditions other than the Offer Conditions set forth in Section 1.1(a)(iv)(4) through Section 1.1(a)(iv)(8), and (ii) make any change in the terms of or conditions to the Offer that (1) changes the form of consideration to be paid in the Offer, (2) increases or decreases the consideration in the Offer or the number of Company Shares sought in the Offer, (3) extends the Offer, other than in a manner required by the provisions of Section 1.1(d), (4) imposes conditions to the Offer other than the Offer Conditions, (5) modifies the Offer Conditions, (6) increases or decreases any dealer soliciting fee to be given in connection with the Offer, or (7) amends any other term or condition of the Offer in any manner that is adverse to the holders of Company Shares.

(c)          Adjustments to the Offer. The Tender Offer Consideration shall be adjusted appropriately to reflect the effect of any share division or consolidation, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Shares, as applicable, outstanding after the date hereof and prior to Purchaser’s acceptance for payment of, and payment for, Company Shares that are tendered pursuant to the Offer.

(d)           Expiration and Extension of the Offer.

(i)          Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at 12:01 AM, Eastern Time, on the day immediately following the date that is twenty (20) business days (for this purpose calculated to be the later of (1) such date as is required to comply with Rule 14e-1(a) promulgated under the Exchange Act and (2) such date as is required to comply with Section 4.03 of the Shareholders’ Agreement) from the date the Offer is first commenced. In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii)         Notwithstanding the provisions of Section 1.1(d)(i) or anything to the contrary set forth in this Agreement, without the consent of the Company:

(1)        Purchaser shall extend the Offer for any period required by any Law, any rule, regulation, interpretation or position of any applicable Governmental Entity overseeing the enforcement of Laws relating to tender offers, including the U.S. Securities and Exchange Commission, or Section 4.03 of the Shareholders’ Agreement; and

(2)        without prejudice to its rights under Section 6.1 in the event that any of the Offer Conditions have not been satisfied or waived as of any then scheduled expiration of the Offer (other than those which are only capable of being satisfied as of the Acceptance Time), Purchaser shall extend the Offer for successive extension periods of up to ten (10) Business Days each in order to further seek to satisfy the Offer Conditions;

provided, however, that any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of the Parties to terminate this Agreement pursuant to the terms of Article VI; and, provided further, that Purchaser shall comply with any and all applicable securities Laws, including providing any and all notices required to be given in connection with any such extension.

(iii)        Purchaser shall not terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article VI, in which case Purchaser shall irrevocably and unconditionally terminate the Offer promptly (but in no event more than two (2) Business Days) after such termination of this Agreement.

(iv)         Nothing in this Section 1.1(d) shall be deemed to impair, limit or otherwise restrict in any manner the right of the Parties to terminate this Agreement pursuant to the terms of Article VI.

(e)           Payment for Company Shares. On the terms and subject to conditions set forth in this Agreement and the Offer, Purchaser shall accept for payment and pay for, all Company Shares that are validly tendered and not withdrawn in the Offer promptly (within the meaning of Rule 14e-1(c) promulgated under the Exchange Act) after the expiration of the Offer (as it may be extended in accordance with Section 1.1(d)(ii)) (such time, the “Acceptance Time”). The cash consideration payable in respect of each Company Share validly tendered and not withdrawn in the Offer shall be paid to the holder thereof in cash, subject to reduction for any applicable withholding taxes payable in respect thereof. The payments of cash by Purchaser to the Company’s members in respect of each such member’s right to receive its Per Member Jindal Payable Amount, if any, shall be made in accordance with Section 1.1(g) herein. As soon as practicable following the Acceptance Time, the Company shall register (and shall instruct its transfer agent to register) the transfer of the Company Shares accepted for payment by Purchaser and shall reasonably cooperate with Purchaser to take all actions necessary to have such Company Shares transferred into Purchaser’s name on the Company’s register of members, to the extent requested by Purchaser.

(f)           Jindal Payable Consideration. For purposes of this Agreement, the following terms shall have the following meanings:

(i)          “Per Member Jindal Payable Amount” shall mean, with respect to a member of the Company, the product of the number of Company Shares tendered by such member in the Offer multiplied by the Per Share Jindal Payable Amount.

(ii)          “Per Share Jindal Payable Amount” shall mean the quotient of the Aggregate Jindal Payable Amount divided by 5,498,686, as such number may be adjusted pursuant to Section 1.1(c).

(iii)         “Aggregate Jindal Payable Amount” shall mean an amount equal to any and all cash proceeds actually received on or before the day prior to the day on which the Acceptance Time occurs by the Company or any of its Affiliates (a “Company Party”) from Jindal Drilling & Industries Limited or any of its Affiliates (collectively, “Jindal”) in whole or partial satisfaction of a certain claim a Company Party has against Jindal (the “Jindal Claim”).

(g)           Timing of Jindal Consideration Payments. Payments of cash by Purchaser to the Company’s members in respect of each such member’s right to receive its Per Member Jindal Payable Amount, if any, and to the holder of each Company Equity Award outstanding as of the Acceptance Time with respect to each such holder’s right to receive such holder’s Equity Award Jindal Payment, if any, shall be made at the Acceptance Time.

(h)          Treatment of Company Equity Awards. Each Company Equity Award outstanding as of the Acceptance Time shall immediately become 100% vested pursuant to the change of control provisions in the Company Equity Plan and the Company Equity Awards and the Company’s right to settle vested Company Equity Awards in cash on terms that the Company Equity Awards shall be cancelled in exchange for the right to receive (subject to applicable tax withholding) (i) an amount in cash equal to the product of US $42.28 and the number of Company Shares subject to such Company Equity Award (which the Company agrees, together with the Equity Award Jindal Payment, equals the Fair Market Value as defined in the Company Equity Plan, which shall be paid by the Purchaser at the Acceptance Time (the “Equity Award Cash Consideration”) and (ii) an amount in cash equal to the product of (A) the Per Share Jindal Payable Amount, if any, and (B) the number of Company Shares subject to such award, payable in accordance with the terms of Section 1.1(g) (the “Equity Award Jindal Payment”).

Section 1.2           Company Actions.

(a)          Company Determinations, Approvals and Recommendations. The Company hereby approves and consents to the Offer and represents and warrants to Purchaser that, at a meeting duly called and held prior to the execution of this Agreement, the Company Board of Directors has, upon the terms and subject to the conditions set forth herein:

(i)           approved the execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement;

(ii)          determined that the Offer is in the best interests of the Company and recommended that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer;

(iii)         approved the acquisition by Purchaser of the Company Shares pursuant to the Offer for purposes of Section 49(a) of the Company Articles and Section 4.02(a) of the Shareholders’ Agreement; and

(iv)        resolved that, immediately following the Acceptance Time, the appointments and employment of all of the officers of the Company shall immediately and automatically be terminated without cause, conditioned solely upon the occurrence of the Acceptance Time and the performance by the Parties of their obligations under this Agreement.

(b)         The Company hereby consents to the inclusion of the determinations, approvals and resolutions contained in Section 1.2(a)(i) through Section 1.2(a)(iii) in the Offer to Purchase.

(c)         Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly furnish Purchaser with such assistance and such information as Purchaser may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Shares. Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer to Purchase, Purchaser shall, hold in confidence the information provided pursuant to this section, use such information only in connection with the Offer and, if this Agreement shall be terminated pursuant to Article VI, promptly destroy or return to the Company any and all copies and any extracts or summaries from such information then in its possession or control.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as expressly set forth in the Company Governing Documents or the Shareholders’ Agreement or (y) as disclosed in the disclosure letter delivered by the Company to Purchaser immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Purchaser as set forth below.

Section 2.1           Qualification; Organization; Subsidiaries; and Company Board of Directors.

(a)          Each of the Company and the Company Subsidiaries (i) is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and, where such concept is recognized, is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of this clause (ii), where the failure to be so qualified as a foreign corporation or other entity or, where relevant, in good standing, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)          All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens, as disclosed in Section 2.1(b) of the Company Disclosure Letter.

(c)          Section 2.1(c) of the Company Disclosure Letter contains an accurate list, as of the date hereof, of the directors serving on the Company Board of Directors and the officers of the Company.

(d)         As of the date hereof, each of the directors serving on the Company Board of Directors has delivered to the Company a conditional letter of resignation, resigning from the Company Board of Directors effective as of the Acceptance Time and conditioned solely upon the occurrence of the Acceptance Time and the performance by the Parties of their obligations under this Agreement.

Section 2.2           Capitalization.

(a)          The authorized share capital of the Company consists of 15,000,000 Company Shares. As of the date hereof, (i) (1) 5,017,556 Company Shares were issued and outstanding, (2) no Company Shares were held in treasury and (3) no Company Shares were held by the Company Subsidiaries, and (ii) 538,000 Company Shares were reserved for issuance pursuant to the Company Equity Plan. All the outstanding Company Shares are duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights and none of the Company Equity Awards have any voting rights prior to the anticipated Acceptance Time.

(b)          Section 2.2(b) of the Company Disclosure Letter sets forth, as of the date hereof, (i) the aggregate number of Company Shares that are subject to Company Equity Awards, (ii) the name or identification number of each holder, (iii) the number of Company Shares subject to each Company Equity Award, (iv) the grant date of each Company Equity Award and (v) the vesting schedule of each Company Equity Award. The Company shall provide Purchaser, within three (3) Business Days prior to the anticipated Acceptance Time and again at the Acceptance Time, with an updated complete and correct list, as of each such date, of the information required to be set forth on Section 2.2(b) of the Company Disclosure Letter. No holder of Company Equity Awards has any voting or other rights which can or will vest before the Acceptance Time.

(c)          Except as set forth in Section 2.2(a) and Section 2.2(b) above, as of the date hereof: (i) the Company does not have any shares or other voting securities issued or outstanding or reserved for issuance, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to (1) issue, transfer or sell any shares in the capital or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Subsidiary of the Company); (2) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (3) redeem or otherwise acquire any such shares in its capital or other equity interests; or (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned.

(d)         Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the members of the Company on any matter.

(e)        There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

Section 2.3          Company Authority.

(a)        The Company has all requisite company power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other company proceedings on the part of the Company are necessary to authorize the consummation of the Transactions and the performance of the Company’s obligations under this Agreement.

(b)        This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Purchaser, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Section 2.4          Governmental Consents; No Violation.

(a)         Other than in connection with or in compliance with (i) applicable securities Laws, and (ii) any applicable requirements of Antitrust Laws, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The execution and delivery by the Company of this Agreement do not, and, except as described in Section 2.4(a), the consummation of the Transactions and compliance with the provisions hereof will not, (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under any contract, indenture, promissory note, credit facility, mortgage, pledge, security agreement or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiaries, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.5         Litigation. As of the date hereof, there is no claim, action, suit or proceeding, whether administrative, governmental, arbitrational or of another legal character, pending or, to the Company’s Knowledge, threatened by or against the Company or any Company Subsidiary before any court or arbitrator or by any Governmental Entity and neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction or decree which may interfere with the conduct of its business or the use or ownership of its assets, in each case, other than (a) as included in the Disclosed Information, (b) reserved for in the Company’s financial statements, or (c) such claims, actions, suits, proceedings, orders, writs, injunctions and decrees that are ordinary, routine or incidental to the Company’s business.

Section 2.6          Specific Disclosures. The Disclosed Information does not contain any untrue or misleading statement of a material fact and all agreements provided as part of the Disclosed Information are true and complete copies thereof in all material respects. Section 2.6 of the Company Disclosure Letter sets forth a true and accurate copy of the following, each of which is also included in the Disclosed Information: (a) the Company’s Backlog as of January 31, 2018, (b) the unaudited, consolidated balance sheet of the Company as of January 31, 2018 and (c) the total severance payments for which the Company and the Company Subsidiaries would be liable, assuming all officers and employees of the Company and each Company Subsidiary were terminated as of April 1, 2018 as a result of a change of control of the Company occurring on such date.

Section 2.7          Liens. Section 2.7 of the Company Disclosure Letter contains a true and accurate copy of the Register of Mortgages and Charges of the Company as of the date hereof.

Section 2.8         Finders and Brokers. Other than Deutsche Bank Securities Inc., neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with this Agreement or upon consummation of the Offer.

Section 2.9          No Other Representations. Except for the representations and warranties contained in Article III, the Company acknowledges that neither Purchaser nor any Representative of Purchaser makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Purchaser or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in expectation of the Transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Company as set forth below:

Section 3.1          Qualification, Organization, etc. Purchaser is a Bermuda company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 3.2           Purchaser Authority.

(a)         Purchaser has all requisite company or similar power and authority to enter into this Agreement and, to consummate the Transactions, including the Offer. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary company action of Purchaser and no other company proceedings on the part of Purchaser are necessary to authorize the consummation of the Transactions.

(b)         This Agreement has been duly and validly executed and delivered by Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Limitations.

Section 3.3          Governmental Consents; No Violation.

(a)      Other than in connection with or in compliance with (i) applicable securities Laws and (ii) any applicable requirements of Antitrust Laws (including requirements in respect of any voluntary filings), no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Purchaser of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)         The execution and delivery by Purchaser of this Agreement do not, and, except as described in Section 3.3(a), the consummation of the Transactions and compliance with the provisions hereof will not, (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under any material contract, indenture, promissory note, credit facility, mortgage, pledge, security agreement binding upon Purchaser or any Purchaser Subsidiary or result in the creation of any Lien upon any of the properties, rights or assets of Purchaser or any Purchaser Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the memorandum of association and bye-laws of Purchaser, as amended up to the date hereof or (iii) conflict with or violate any Laws applicable to Purchaser or any Purchaser’s Subsidiary or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 3.4       Availability of Financing. Purchaser is solvent and has, or will have available to it as of the Acceptance Time, sufficient cash to consummate the Transactions, including payment of the Tender Offer Consideration at the Acceptance Time, and the amounts set forth on Annex E and all other related fees and expenses of Purchaser.

Section 3.5         Disclosed Information. Purchaser acknowledges and agrees that (a) Purchaser is a sophisticated entity, with knowledge and experience in the business in which the Company is engaged, (b) Purchaser has been afforded the opportunity to investigate and review the Company and its business and the Company has provided Purchaser with the Disclosed Information in response to Purchaser’s requests, and (c) in determining to proceed with the Offer, Purchaser is relying solely on such investigation and the representations and the warranties of Purchaser contained in Article II of this Agreement.

Section 3.6        Finders and Brokers. Neither Purchaser nor any Purchaser Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with this Agreement or upon consummation of the Offer.

Section 3.7        No Other Representations. Except for the representations and warranties contained in Article II, Purchaser acknowledges that neither the Company nor any Representative of the Company makes, and Purchaser acknowledges that it has not relied upon, any other express or implied representation or warranty with respect to the Company or any Company Subsidiaries or with respect to any other information provided or made available to Purchaser in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Purchaser or to Purchaser’s Representatives in expectation of the Transactions.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE OFFER

Section 4.1           Conduct of Business by the Parties Pending the Acceptance Time. The Company agrees that between the date of this Agreement and the Acceptance Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, except (w) as set forth in Section 4.1 of the Company Disclosure Letter, (x) as specifically required or contemplated by this Agreement, (y) as required by Law or (z) as consented to in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), (1) the Company shall and shall cause its Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers, Governmental Entities and other Persons with whom it and they have material business relations and (2) without limiting the generality of clause (1), the Company shall and, where applicable, shall cause each applicable Company Subsidiary to:

(a)          maintain its assets and make capital expenditures consistent with past practice;

(b)         not change its procedures for the payment of accounts payable and collection of receivables (such as cash rebates and terms of payment), the repayment of indebtedness or the payment of Taxes (except as may be necessary or appropriate in response to changes in applicable Tax Laws) nor its accounting practices or procedures;

(c)          pay its creditors in accordance with past practices;

(d)         comply in all material respects with all applicable Laws, the terms of all permits, approvals or licenses held by it and all agreements and undertakings by which it is bound;

(e)          maintain all current insurance policies in force, pay all premiums under such policies when due, and not do, or permit to be done, anything which may cause any insurances to become void or voidable;

(f)           file in a timely manner all requisite material Tax returns and pay all material Taxes in the ordinary course of business;

(g)         not amend, nor permit the amendment of, the Company Governing Documents, the Company Equity Plan or any Company Equity Award, nor permit there to be any change in the composition of the Company Board of Directors such that the members thereof serving on the date hereof cease to constitute a majority of the Company Board of Directors nor amend the Shareholders’ Agreement;

(h)         not pay, make or declare any dividend or other distribution, including by way of repurchase of its own shares, other than (i) any such dividend or distribution to the Company or a Company Subsidiary or (ii) in connection with the transactions contemplated by the Prospector Rig Acquisition;

(i)          not (i) incur any indebtedness for borrowed money (ii) guarantee or secure the obligations of any Person, other than the Company or any Company Subsidiary, or (iii) agree or consent to the creation of any Liens (other than Permitted Liens) over any of its assets, other than, in each case, for (1) intercompany transactions or (2) transactions in the ordinary course of business; provided, however, that (A) the Company and any Company Subsidiary may, without Purchaser’s consent but subject to an obligation to disclose the material terms to the Purchaser, enter into negotiations, letters of intent, commitment letters and similar agreements with respect to financing or refinancing the Prospector Rigs provided that such negotiations, letter of intent, commitment letter or agreement does not commit the Company or any Company Subsidiary to any monetary or other obligation (including an obligation to enter into definitive contracts and proceed with the financing) other than a commitment, break-up, termination or similar fee equal to or less than US $2,000,000 in the aggregate and (B) if the Company shall have acquired direct or indirect ownership of the Prospector Rigs and the Acceptance Date shall not have occurred on or prior to April 15, 2018, then, notwithstanding anything herein to the contrary, the Company and any Company Subsidiary, without Purchaser’s consent, may, following such date, incur indebtedness for borrowed money in an amount up to US $130,000,000 in order to finance or refinance the Company’s direct or indirect ownership of the Prospector Rigs (including the Prospector Contracting Companies and any of their Affiliates acquired in connection with such financing or refinancing), and may grant Liens over the Prospector Rigs or the equity interests of, or any assets owned by, the Prospector Contracting Companies or any of such Affiliates and take other similar related or necessary actions in connection therewith in accordance with market practice for financing of this nature;

(j)           not enter into, amend or terminate any agreement in respect of the Prospector Rigs or any other agreement which would adversely affect the Backlog or the cashflow from the Backlog in any material respect, other than, in each case, in connection with the transactions contemplated by Section 5.9;

(k)          not make or agree to make any capital expenditure other than in the ordinary course of business;

(l)           not (i) grant or announce any material increase in the wages, bonuses, incentives, pension or other benefits payable to any of its employees, nor establish any employee benefit plan, except as required by applicable Law or any agreement with any labor union or works council entered into before the date hereof or (ii) terminate the employment of any employee for any reason other than cause without the prior consent of Purchaser;

(m)         not settle, release or forgive any claim or litigation or waive any right thereto, other than (i) as anticipated by the Settlement Agreement, (ii) in connection with the Jindal Claim or (iii) otherwise in the ordinary course of business; or

(n)         not repay any indebtedness for borrowed money, other than (i) any intercompany indebtedness and (ii) as required by any financing agreements.

Section 4.2          Superior Proposal.

(a)          Notwithstanding anything in this Agreement to the contrary, if, prior to the Acceptance Time, the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors that it has received a Superior Proposal and that the failure to take action to notify members of the terms thereof would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may notify the members of the terms of the Superior Proposal provided that, in so doing, it notifies the members that the Company is not entitled to terminate this Agreement, nor is any Tendering Member entitled to terminate its Tender Support Agreement, in order to accept, or otherwise in connection with, the Superior Proposal.

(b)         Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) complying with any mandatory obligations which require it to disclose to the Company’s members a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, or (ii) making any disclosure to its members if the Company Board of Directors has reasonably determined in good faith after consideration with the Company’s outside legal counsel that the failure to do so would be inconsistent with the director’s duties under applicable law.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1          Notice of Certain Events. The Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to the Company, (a) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Offer or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company or Purchaser, (b) of any legal proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Offer or any other Transaction, and (c) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Purchaser Subsidiaries, respectively, which would reasonably be expected to render any of the representations or warranties of the Company set out in Article II inaccurate or have, individually or in the aggregate, a Company Material Adverse Effect or a Purchaser Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 5.1 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Section 1.1(a)(iv) or give rise to any right to terminate under Article VI.

Section 5.2          Reasonable Best Efforts and Cooperation.

(a)         Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Offer and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Offer or any of the other Transactions and (ii) using reasonable best efforts to take all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals.

(b)         Each of Purchaser and the Company shall, in connection with the efforts referenced in Section 5.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under any Antitrust Law, including any voluntary filing, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to any Governmental Entity, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions; and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, any Governmental Entity, or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by any applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in any in-person meetings with any Governmental Entity or other Person provided, however, that materials required to be provided pursuant to clauses (i) and (ii) may be redacted (1) to remove references concerning the valuation of Purchaser, Company or any of their Subsidiaries, (2) as necessary to comply with contractual arrangements, and (3) as necessary to address reasonable privilege or confidentiality concerns. If any such redactions are made, unredacted materials shall be provided to outside counsel for the other party on an outside counsel only basis. Notwithstanding the foregoing and Section 7.3, Purchaser shall bear and pay any and all filing fees required to be paid under any Antitrust Laws or any other filing fee paid to any Governmental Entity in connection with obtaining any waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations from such Governmental Entity.

(c)         To the extent requested by Purchaser in writing at least two (2) Business Days prior to the anticipated Acceptance Time, the Company Board of Directors will resolve to conditionally appoint such directors as are designated by Purchaser in such writing to serve on the Company Board of Directors in order to fill the vacancies created by the resignations contemplated by Section 2.1(d), conditioned solely upon the occurrence of the resignations contemplated by Section 2.1(d). Promptly following the effectiveness of the appointment of any such directors designated by Purchaser, including following the resignations of directors contemplated by Section 2.1(d), the Company will provide Purchaser with an updated register of the directors and officers of the Company.

Section 5.3         Publicity. So long as this Agreement is in effect, neither the Company nor Purchaser, nor any of their respective Affiliates or Representatives, shall issue or cause the publication of any press release or other public announcement with respect to the Offer or this Agreement without the prior consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Offer or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required by this Section 5.3 to provide any such review or comment to the other Party in the event of any Superior Offer or any dispute between the Parties relating to this Agreement; provided, further, each Party and their respective Affiliates or Representatives may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Purchaser and the Company in compliance with this Section 5.3.

Section 5.4          Directors’ and Officers’ Insurance and Indemnification.

(a)         For not less than ten (10) years from and after the Acceptance Time, Purchaser shall, and shall cause the Company to, indemnify and hold harmless all past and present directors, officers and employees of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses directly to the relevant attorney in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law; provided such Indemnified Party agrees in advance in writing to return any such funds to which a court of competent jurisdiction has determined in a final, non-appealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (on terms consented to by the Company, such consent not to be unreasonably withheld, conditioned, or delayed) in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Acceptance Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer or any of the other Transactions), whether asserted or claimed prior to, at or after the Acceptance Time, in connection with such persons serving as an officer, director, employee or other fiduciary of the Company or any of the Company Subsidiaries or of any Person if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries,  to the fullest extent permitted by Law. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Acceptance Time, whether asserted or claimed prior to, at or after the Acceptance Time, now existing in favor of the Indemnified Parties as provided in the Company Governing Documents, the organizational documents of any Company Subsidiary or any other applicable agreement or document shall survive the consummation of the Offer and shall continue in full force and effect. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Purchaser or the Company on or prior to the sixth anniversary of the Acceptance Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 5.4, the provisions of this Section 5.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b)        For ten (10) years after the Acceptance Time, Purchaser shall cause to be maintained in effect the provisions in (i) the Company Governing Documents and the organizational documents of the Company Subsidiaries and (ii) any other agreements of the Company and the Company Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement (the “Exculpation and Indemnification Agreements”), including those Exculpation and Indemnification Agreements listed in Section 5.4(b) of the Company Disclosure Letter; and no such provision described in clauses (i) or (ii) shall be amended, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Acceptance Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer or any of the other Transactions).

(c)         At or prior to the Acceptance Time, Company shall, using Company’s current insurance broker, purchase a “tail policy” to the Company’s current directors’ and officers’ liability insurance policy and fiduciary liability policy or policies that provides coverage for events occurring prior to the Acceptance Time, for an aggregate period of not less than ten (10) years from the Acceptance Time (the “Tail Period”), for the benefit of the Company’s past and current directors and officers (the “D&O Insurance”), which tail policy shall contain the same coverage amounts and shall be no less favorable than the Company’s existing policy or policies or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that Purchaser shall not be required to pay a total premium for the D&O Insurance in excess of US $400,000 for the Tail Period. Purchaser shall cause the Company to maintain in effect such D&O Insurance in accordance with its terms throughout the Tail Period.

(d)         In the event Purchaser or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser, as the case may be, shall assume the obligations set forth in this Section 5.4. The rights and obligations under this Section 5.4 shall survive consummation of the Offer and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party.

Section 5.5        Employee Benefits Matters. Following the Acceptance Time, for each Company Employee, Purchaser shall retain and perform all of its mandatory or contractual liabilities and obligations with respect to continuation coverage under COBRA except that, where there is no comparable beneficiary, for purposes of applying the provisions of COBRA, any reference to “similarly situated beneficiaries” (including references to “similarly situated beneficiaries with respect to whom a qualifying event has not occurred”) shall be interpreted to mean similarly situated employees of the Company and the Company Subsidiaries as of immediately prior to the Acceptance Time, with the benefit coverage and premiums determined based on the benefit coverage and premiums applicable to such similarly situated employees as in effect immediately prior to the Acceptance Time. Any COBRA reimbursements or payments due under any employment agreement to which a Company Employee is a party shall be determined based on the provisions of this Section 5.5.

Section 5.6         Employment Matters. Purchaser shall cause the Company and its Affiliates to comply with all requirements under Layoff Laws as of or after the Acceptance Time. Between the date of this Agreement and the Acceptance Time, if Purchaser shall determine (subject to the occurrence of the Acceptance Time) to take any action following the Acceptance Time that would require any notices, give rise to a consultation obligation or otherwise require action pursuant to any Layoff Laws, then Purchaser and Company shall cooperate with each other to provide any required notices, perform any consultation obligations and otherwise take all actions as required by any Layoff Laws in order to limit any liability or penalty, and commence any notice period, arising under any Layoff Laws.

Section 5.7          Payments at the Acceptance Time. Effective simultaneously with the Acceptance Time (other than as expressly contemplated in Annex E), Purchaser and the Company shall pay those amounts set forth on Annex E. Promptly following the Acceptance Time, the Company will provide Purchaser with an updated register of mortgages and charges with respect to the Company that reflects the release of any and all Liens listed therein that were released as of the Acceptance Time.

Section 5.8         Security Holder Litigation. Each Party shall provide the other Party prompt notice of any litigation brought by any shareholder or member, as applicable, of that Party against such Party, any of its Subsidiaries and/or any of their respective directors relating to this Agreement, the Offer or any of the other Transactions and shall keep the other Party informed on a prompt and timely basis with respect to the status thereof. The Company shall give Purchaser the opportunity to participate (at Purchaser’s expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without Purchaser’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that Purchaser shall not be obligated to consent to any settlement which does not include a full release of Purchaser and its Affiliates or which imposes an injunction or other equitable relief after the Acceptance Time upon Purchaser or any of its Affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 5.8 and Section 4.1 or Section 5.2, the provisions of this Section 5.8 shall control.

Section 5.9         Prospector Rigs. The Company shall use its reasonable best efforts to, prior to the Acceptance Time, (a) obtain full direct, or indirect through one or more Company Subsidiaries, legal and beneficial title, free and clear from all Liens, other than Permitted Liens, to all of the Prospector Contracting Company Shares; (b) cause all Liens, other than Permitted Liens, on all of the respective assets of the Prospector Contracting Companies to be released and discharged; (c) cause each Prospector Contracting Company to obtain full legal and beneficial title to its respective Prospector Rig, free and clear from all Liens, other than Permitted Liens, as evidenced by a certificate of ownership and encumbrance from the Vanuatu ship register; (d) effect the performance of its related obligations under the Settlement Agreement and the Management Agreement; and (e) cause each debtor in the chapter 11 cases styled In re Prospector Offshore Drilling S.à.r.l, et al., Case No. 17-11572 (CSS) (the “Bankruptcy Cases”) that is acquired by the Company in connection with the Prospector Rig Acquisition, including the Prospector Contracting Companies, to be fully dismissed from the Bankruptcy Cases pursuant to an order of the bankruptcy court, the effectiveness of which order has not been stayed (the actions described in this Section 5.9, collectively, the “Prospector Rig Acquisition”).

Section 5.10        Shareholders’ Agreement. Purchaser agrees that between the date of this Agreement and the date, if any, on which this Agreement is terminated pursuant to Section 6.1, Purchaser shall comply strictly with the terms of Section 4.03 of the Shareholders’ Agreement, and Company agrees and acknowledges that the terms and conditions of the Offer as set forth in this Agreement shall be deemed to constitute a “Takeover Offer” within the meaning of Section 4.03 of the Shareholders’ Agreement and to comply strictly with the terms of Section 4.03 of the Shareholders’ Agreement.

ARTICLE VI

TERMINATION

Section 6.1          Termination. This Agreement may be terminated and the Offer and the other Transactions may be abandoned, at any time before the Acceptance Time, as follows:

(a)          by mutual written consent of Purchaser and the Company;

(b)         by the Company, in the event that (i) the Company is not then in material breach of this Agreement and (ii) (1) Purchaser shall have materially breached its covenants or agreements under this Agreement, or (2) any of the representations and warranties of Purchaser set forth in this Agreement shall have become inaccurate, which inaccuracy would reasonably be expected to have a Purchaser Material Adverse Effect, in each of clauses (1) and (2) to the extent such breach, violation or inaccuracy is incapable of being cured or is not cured by Purchaser within the earlier of (x) thirty (30) calendar days following receipt of written notice from the Company of such breach, violation or inaccuracy or (y) the then-scheduled expiration date of the Offer (provided, for the purposes of this clause (y), Purchaser may irrevocably extend the expiration date of the Offer to the later of (A) the Outside Date or (B) the thirtieth calendar day after the written notice contemplated in clause (x) in order to extend the cure period);

(c)         by Purchaser, in the event that (i) Purchaser is not then in material breach of this Agreement and (ii) the Company shall have materially breached its covenants or agreements under this Agreement, or any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case such that the conditions to the Offer set forth in Section 1.1(a) are not capable of being satisfied by the Outside Date;

(d)         by either Purchaser or the Company, if the Acceptance Time shall not have occurred by 11:59 p.m. New York Time on May 30, 2018 (the “Outside Date”); provided, however, that if the conditions set forth in Section 1.1(a)(iv)(2) or Section 1.1(a)(iv)(3) solely with respect to Antitrust Laws shall not have been satisfied on the Outside Date, the Outside Date may be extended by either Party, by written notice to the other Party, up to a date not beyond June 30, 2018; provided, further, that the right to terminate this Agreement pursuant to this Section 6.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement proximately caused any of the Offer Conditions having failed to be satisfied and such action or failure to act constitutes a material breach of this Agreement; or

(e)         by either the Company or Purchaser if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer.

Section 6.2          Effect of Termination.

(a)         Save as regulated by Section 6.2(b), in the event of the valid termination of this Agreement as provided in Section 6.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Purchaser or the Company, other than any liability for a Willful Breach of this Agreement prior to such termination, which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs.

(b)        If the Company terminates this Agreement pursuant to (i) Section 6.1(b) or (ii) Section 6.1(d) but, with respect to this clause (ii) only if (1) all of the Offer Conditions have been satisfied or waived, but the Acceptance Time has not occurred as of the Outside Date as a result of Purchaser’s breach of, or failure to fulfill its obligations under, Section 1.1(e) and Section 1.1(g) to accept for payment and pay for all Company Shares that are validly tendered and not withdrawn in the Offer or (2) Purchaser’s action or failure to fulfill any obligation under this Agreement proximately caused any of the Offer Conditions having failed to be satisfied and such action or failure to act constitutes a material breach of this Agreement, then, in each case, the Purchaser shall be liable to the Company in an amount equal to US $10,000,000, payable in cash by wire transfer of immediately available funds (the “Termination Payment”) as the Company’s sole and exclusive remedy and as full and complete satisfaction of any liabilities that may be suffered by the Company hereunder. It is expressly stipulated by the Parties that the actual amount of damages resulting from such a termination would be difficult if not impossible to determine accurately because of the unique nature of this Agreement, the unique nature of the Company Shares, the uncertainties of applicable commodity markets, and differences of opinion with respect to such matters, and that the liquidated damages associated with the payment of the Termination Payment to the Company is a reasonable estimate by the Parties of such damages under the circumstances and does not constitute a penalty.

(c)          The Confidentiality Agreement, this Section 6.2 and Section 7.3 through Section 7.12 shall survive termination of this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1          Amendment and Modification; Waiver.

(a)         Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented only by written agreement signed by each of the Parties.

(b)         At any time and from time to time prior to the Acceptance Time, either the Company, on the one hand, or Purchaser, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Purchaser, in the case of an extension by the Company, or of the Company, in the case of an extension by Purchaser, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of any such Party contained herein. Any agreement on the part of Purchaser or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Purchaser or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 7.2         Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Acceptance Time. This Section 7.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Acceptance Time.

Section 7.3          Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 7.4         Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), sent by facsimile (notice deemed given upon confirmation of transmission if sent before or during the regular business hours of the recipient or on the next Business Day if sent after the regular business hours of the recipient), sent by email (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Purchaser, to:

Borr Drilling Limited

Thistle House

4 Burnaby Street

Hamilton

HM11

Bermuda

Attention: Simon Johnson CEO

Email: sjohnson@borrdrilling.com

Facsimile: +1 441 292 2277

with a copy to:

Ro Sommernes Advokatfirma DA

Fridjof Nansens plass 7

Oslo

Norway

Attention; Erling Lind

Email: el@rosom.no

and

if to the Company, to:

Paragon Offshore Limited

3151 Briarpark Drive

Suite 700

Houston, TX 77042

Attention: Todd Strickler

Email: tstrickler@paragonoffshore.com

with a copy to (which shall not constitute notice) to:

Vinson & Elkins LLP

1001 Fannin Street

Suite 2500

Houston, TX 77002

Attention: Michael S. Telle, Esq.

Email: mtelle@velaw.com

Facsimile: (713) 615-5651

Section 7.5       Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 7.6        Counterparts. This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 7.7          Entire Agreement; Third-Party Beneficiaries.

(a)        This Agreement (including the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 6.1 hereof, Purchaser shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)         Except as provided in Section 5.4 and Section 5.6 nothing in this Agreement (including the Company Disclosure Letter), express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 7.8        Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Offer is fulfilled to the extent possible.

Section 7.9          Governing Law; Jurisdiction.

(a)         THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS.

(b)         Each of the parties to this Agreement in express reliance on Delaware Code, title 6, section 2708, (i) irrevocably submits itself to the personal jurisdiction of the Delaware Court of Chancery (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware) in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that this jurisdiction is exclusive and that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Delaware Court of Chancery (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware), and that the agreements in this Section 7.9 shall be a defense to jurisdiction in any other forum. The parties to this Agreement agree that a final judgment in any action or proceeding brought shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (1) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 7.9, (2) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (3) to the fullest extent permitted by applicable law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Each of the parties to this Agreement hereby consents to service being made through the notice procedures set forth in Section 7.4 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 7.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the Transactions. The consents to jurisdiction set forth in this Section 7.9(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Agreement and shall not be deemed to confer rights on any Person other than the parties to this Agreement.

(c)        Each of the Parties hereby irrevocably appoints The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 (the “Process Agent”) to receive, for it and on its behalf, service of process in any proceedings and consents to receive notice of service of process through service on the Process Agent. If for any reason the Process Agent is unable to act as such for a Party, the applicable Party shall, within thirty (30) days, appoint a substitute Process Agent located in the State of Delaware and give notice of such appointment to the other Party.

Section 7.10       Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY TO THIS AGREEMENT (I) CERTIFIES THAT NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 7.10.

Section 7.11      Assignment. This Agreement shall not be assigned by either of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Subject to the foregoing, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 7.12       Enforcement; Remedies.

(a)         Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)         The Parties agree that irreparable injury will occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article VI, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by the other Party, to a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and to any further equitable relief.

(c)         The Parties’ rights in this Section 7.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 7.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). Each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by a Party. In the event any Party seeks any remedy referred to in this Section 7.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

PURCHASER:

BORR DRILLING LIMITED

By
Name:	Svedn A. Maier
Title:	COO

COMPANY:

PARAGON OFFSHORE LIMITED

By:
Name: James W. Swent
Title: Chief Executive Officer

Signature Page to Tender Offer Agreement

Annex A

Certain Defined Terms

For the purposes of this Agreement, the term:

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“Affiliates” means, with respect to any Person, all Persons directly or indirectly controlling, controlled by or under common control with such Person, in each case where the term “control” means possession, directly or indirectly, or the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting securities, by contract interest or otherwise.

“Backlog” means expected future revenues of the Company and the Company Subsidiaries from existing customer contracts and letters of intent.

“Business Day” means any day, other than Saturday, Sunday or a U.S. federal, Oslo, Norway, London, England or Cayman Island holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time. In computing any time period, the date of the event which begins the running of such time period shall be included except that if such event occurs on other than a Business Day such period shall begin to run on and shall include the first Business Day thereafter.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended or any similar state or local law.

“Company Articles” means the Amended and Restated Articles of Association of the Company, as in effect as of the date of this Agreement.

“Company Employee” means each individual employed by the Company or a Company Subsidiary immediately prior to the Acceptance Time.

“Company Equity Awards” means any and all Awards, as such term is defined in the Company Equity Plan, outstanding as of immediately prior to the Acceptance Time.

“Company Equity Plan” means the Company Long Term Incentive Plan, effective as of December 8, 2017, as the same may be amended, restated or supplemented from time to time.

“Company Governing Documents” means the Amended and Restated Memorandum of the Company, as in effect as of the date of this Agreement, and the Company Articles.

Annex A-1

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, alone or in conjunction with Effects has or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, assets or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general global economic conditions or the general economic conditions of any country, (b) conditions (or changes therein) in any industry or industries in which the Company operates, including changes in global or regional oil and natural gas prices, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, (d) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (e) any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement, (f) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (g) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (h) any matter disclosed in the Company Disclosure Letter, (i) the execution and delivery of this Agreement or the consummation of the Transactions, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions or the events leading thereto (provided that this clause (i) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions) and (j) any action or failure to take any action that is consented to or requested by Purchaser in writing, provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d) and (g), such Effect shall be taken into account in the determination of whether a Company Material Adverse Effect has occurred solely to the extent that such Effect disproportionately affected the Company relative to other participants in the industry in which the Company operates.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company’s Knowledge” will be deemed to be, as the case may be, the actual knowledge of the Persons listed in Section A-1 of the Company Disclosure Letter.

“Confidentiality Agreement” means the Confidentiality Agreement, dated November 6, 2017, between Purchaser and the Company, as amended.

“Disclosed Information” means the documents, agreements and materials delivered by the Company to Purchaser at Purchaser’s request, a substantially complete set of which is included in the online repository to which the Company provided Purchaser access prior to the date of this Agreement.

Annex A-2

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, and all other matters related to the closing of the Offer and the other Transactions.

“Governmental Entity” means (a) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.

“Law” means any law, requirement, statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.

“Layoff Laws” means applicable Laws related to plant closings, relocations, mass layoffs, redundancies, collective consultation and employment terminations.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Management Agreement” means the Management Agreement dated July 18, 2017 among Paragon Offshore plc (in administration), the Company and Neville Kahn and David Soden as administrators, as amended by that certain Amendment Agreement dated July 20, 2017, and as may be further amended in connection with the Prospector Rig Acquisition.

“member” means members of the Company or beneficial owners of Company Shares, as appropriate.

“Permitted Liens” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established, (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien, or a purchase money Lien, in each case, arising in the ordinary course of business, (c) which is disclosed in the Company’s balance sheet attached to Section 2.6 of the Company Disclosure Letter or notes thereto or securing liabilities reflected on such balance sheet, (d) with respect to any equity interests or other securities, imposed by any applicable securities laws or contained in the governing documents of any such applicable entity, (e) imposed by the terms and conditions of any vendor, supplier or customer contract entered into in the ordinary course of business or of any license, permit or other consent issued or granted by a Governmental Entity, (f) in favor of or at the behest of Purchaser or otherwise arising pursuant to the terms of this Agreement or any of the Transactions, (g) which is not material in amount and would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used or (h) disclosed in Section A-2 of the Company Disclosure Letter.

Annex A-3

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Prospector Contracting Companies” means Prospector Rig 1 Contracting Company S.à.r.l. and Prospector Rig 5 Contracting Company S.à.r.l.

“Prospector Contracting Company Shares” means all of the equity interests in the Prospector Contracting Companies.

“Prospector Rigs” means the self-elevating Friede and Goldman JU-2000E (2013) and Friede and Goldman JU-2000E (2014) prospector rigs.

“Purchaser Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the ability of the Company or Purchaser to perform its obligations under this Agreement or to consummate timely the Transactions.

“Purchaser Subsidiaries” means the Subsidiaries of Purchaser.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Person and its Subsidiaries.

“Settlement Agreement” means that certain Settlement Agreement entered into as of February 14, 2018 by and among Paragon Offshore plc (in administration), Prospector Offshore Drilling S.à.r.l., the Prospector Contracting Companies, Prospector One Corporation, Prospector Five Corporation, SinoEnergy Capital Management, Ltd., Paragon Offshore Limited and Neville Kahn and David Soden, as administrators.

“Shareholders’ Agreement” means the Shareholders’ Agreement of the Company dated as of July 18, 2017.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

Annex A-4

“Superior Proposal” means an unsolicited offer, proposal or indication of interest relating to a transaction or series of related transactions (other than the Transactions) involving (a) any acquisition or purchase by any Person or group, directly or indirectly, of Company Shares, (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or similar transaction involving the Company or (c) any sale, lease (other than in the ordinary course of business), exchange, transfer, or other disposition to a Person or group of Persons of assets, in each case, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the members than the Offer, taking into account all relevant factors (including all the terms and conditions of such offer, proposal or indication of interest and this Agreement).

“Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Transactions” means the transactions contemplated by this Agreement.

“Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Acceptance Time	Section 1.1(e)
Aggregate Jindal Payable Amount	Section 1.1(f)(iii)
Agreement	Preamble
Bankruptcy Cases	Section 5.9
Company	Preamble
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	Article II
Company Party	Section 1.1(f)(iii)
Company Shares	Recitals
D&O Insurance	Section 5.4(c)
Enforceability Limitations	Section 2.3(b)
Equity Award Cash Consideration	Section 1.1(h)
Equity Award Jindal Payment	Section 1.1(h)
Exculpation and Indemnification Agreements	Section 5.4(b)
Indemnified Parties	Section 5.4(a)

Annex A-5

Jindal	Section 1.1(f)(iii)
Jindal Claim	Section 1.1(f)(iii)
Offer	Recitals
Offer Conditions	Section 1.1(a)(iv)
Offer to Purchase	Section 1.1(a)(iii)
Outside Date	Section 6.1(d)
Party	Preamble
Per Member Jindal Payable Amount	Section 1.1(f)(i)
Per Share Jindal Payable Amount	Section 1.1(f)(ii)
Process Agent	Section 7.9(c)
Prospector Rig Acquisition	Section 5.9
Purchaser	Preamble
Purchaser Disclosure Letter	Article III
Tail Period	Section 5.4(c)
Tender Offer Consideration	Section 1.1(a)(ii)
Tendering Members	Recitals
Termination Payment	Section 6.2(b)

Annex A-6

Annex B

List of Tendering Members

The information contained on this page has been redacted for confidentiality purposes.

Annex B-1

The information contained on this page has been redacted for confidentiality purposes.

Annex B-2

The information contained on this page has been redacted for confidentiality purposes, other than the totals listed below.

Total	3,407,072	67.90%

*Percentages are rounded off to the nearest second decimal point and are calculated based on 5,017,556 total outstanding Shares as of the date hereof.

Annex B-3

Annex C

Form of Offer to Purchase

(see attached)

The attachment to this Annex C has been intentionally omitted.

Annex C-1

Annex D

Rig Delivery Protocol

On the date falling 5 days before the agreed date for the Acceptance Time and again immediately prior to the Acceptance Time, the Company shall provide Purchaser with responses to each of the following inquiries from the rig manager of each of the Prospector Rigs via electronic mail (from a company or ship email address):

(1)

Confirmation that each of the Prospector Rigs is in good working order and in class, as evidenced by a declaration of class or class maintenance certificate, free of material recommendations and conditions affecting class:

(i)           the Prospector Rig, commonly referred to as Prospector 1, in ABS Class, ✠ A1, Self-Elevating Drilling Unit and

(ii)          (ii) the Prospector Rig, commonly referred to as Prospector 5, in ABS Class, ✠ A1, Self-Elevating Drilling Unit, ✠ CDS;

(2)	The then-current location of such Prospector Rig;

(3)	The then-current operational status of such Prospector Rig - whether drilling, under tow or stacked (warm or cold); and

(4)

Whether any incident has incurred in respect of either of the Prospector Rigs that triggers a reporting obligation to the mortgagee, ABS, the insurers/P&I Club and/or the flag registry and/or which does (or would with the passage of time or giving of notice) constitute a default under any customer contract in force in respect of the Prospector Rigs.

Annex D-1

Annex E

Closing Payments

The contents of, and schedule to, this Annex E have been intentionally omitted.

Annex E-1